

January 4, 2012

Via Facsimile
Mr. Greg Halpern
Chief Financial Officer
Max Sound Corporation
10685-B Hazelhurst Drive #6572
Houston, TX 77043

> **Re: Max Sound Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your letter dated November 28, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 9, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices and Organization

(H) Identifiable Intangible Assets, page F-8

1.   In your response to prior comment 2 you indicate that the company acquired the sound diagrams and schematics related to the Max Sound technology. We further note your response to prior comment 5 that it was not until February 2011 that Max Sound was able to implement and put into service this technology. Please explain to us the nature of any

modifications or further development the company needed to perform to get the Max Sound technology as acquired into a functional product/service, such as to perform audio transfer via the internet. Also, clarify for us the meaning of your Form 10-K disclosure on page 3 that "Max Sound has delivered and is working to implement a Codec for all Internet applications to process all audio/video content streamed or downloaded by consumers."

2. As a related matter, please explain the additional development of the technology that would need to be done to use the technology as acquired to convert existing audio files from other playback devices. For example, we note your disclosure on page 3 of the Form 10-K describing the development of the embedded chip solution which appears to be intended for various playback devices.

3. In your response to prior comment 2 you indicate that there were no existing or pending patents on the Max Sound technology at the time of acquisition. Please explain to us more fully your consideration of the lack of patent protection at the time of acquisition in your determination of the estimated useful life of the Max Sound technology. Specifically explain how your intent to use the technology to transfer audio via the internet impacts the conclusion that having or not having a patent does not limit nor extend the useful life of this technology.

4. Please explain to us more fully the basis for your conclusion in response to prior comment 2 that the 20 year (patent) time frame does not present a foreseeable limit on the period of time over which the technology is expected to be used and/or contribute to cash flows of the company.

5. In your response to prior comment 3 you indicate that in evaluating the useful life of the Max Sound technology you evaluated the necessary improvements and/or revisions to stay in front of the technological curve. We further note your conclusion that the estimated required maintenance to maintain the future cash flows was not material, less than 5%, in relation to the carrying value of the asset. Please explain to us how you define improvements and revisions compared to maintenance of the technology. As noted in prior comment 3, consistent with ASC 350-30-35-3(f), enhancements to the technology should not be considered in your determination of the estimated useful life. In your response, clarify the specific applications the technology, at the time of acquisition, was essentially operational for without additional modification, manipulation, or revision.

6. In your response to prior comment 3 you indicate that the company determined that the technology acquired was at the forefront of the technology curve. Please explain to us more fully the company's consideration of the rate of technological advances and trends in the higher fidelity audio industry. Refer to ASC 350-30-35-3(e).

7.   In your response to prior comment 4 you indicate that the Max Sound technology will be marketed primarily through the internet and mainly to consumers that utilize the internet for the sharing of audio. Based on press releases from the company, such as the July 18, 2011 Form 8-K announcing the licensing agreement with Flying Pig Productions and the November 16, 2011 announcement of the company's participation in the Akamai NetAlliance Partner Program for Digital Media, and consistent with your Form 10-K disclosure it appears as though the technology will be marketed to entities such as content creators, media companies, and network broadcasters. Therefore, as previously requested, please explain to us more fully how you considered competitive factors, such as those indicated in prior comment 4, based on the company's facts and circumstances in existence at the time of the purchase of the Max Sound technology rights.

8.   In your response to prior comment 4 you indicate that the company's prior knowledge in internet based marketing will allow the company to successfully compete for customers via the internet immediately. Considering the company's nominal revenues generated since inception, please explain to us more fully the company's objective factual evidence that prior knowledge in internet based marketing will allow the company to successfully compete for licensing arrangements with content providers and other media companies.

9.   In your response to prior comment 5 you indicate that the prior owners of the Max Sound technology did not have any customers or contractual relationships and that they had not generated any revenue or cash flow from the Max Sound technology. Considering the lack of historical experience of generating cash flows or having customer relationships, please describe for us more fully how you considered whether there was sufficient factual evidence to support the conclusion that the Max Sound technology, as acquired, would generate cash flows for the company at all and beyond to foreseeable future. Please refer to the examples in ASC 350-30-55-2 through 55-28F illustrating different intangible assets and how they should be accounted for in accordance with ASC 350-30-35, including determining whether the useful life of an intangible asset is indefinite.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, **please provide a written statement from the company acknowledging that**:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose

Mr. Greg Halpern
Max Sound Corporation
January 4, 2012
Page 4

       the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                   Sincerely,

                                   /s/ Patrick Gilmore

                                   Patrick Gilmore
                                   Accounting Branch Chief